
07008807

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13913

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/06 AND ENDING 10/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~Mayfair Planning Associates~~ Kopelman, Melvin H.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2185 Lemoine Avenue
(No. and Street)

Fort Lee NJ 07024
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Katrynah Lynn Talbert
(Name – *if individual, state last, first, middle name*)

5900 Carpenter Drive Charlotte NC 28226
(Address) (City) (State) (Zip Code)

PROCESSED
JAN 22 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 26 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KATRYNAH L. TALBERT
Certified Public Accountant
5900 Carpenter Drive
CHARLOTTE, NC 28226

December 11, 2007

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: Annual Report Mayfair Planning Associates- October 31, 2007

Enclosed is the Annual Report for Mayfair Planning Associates for the period ending October 31, 2007. The following items highlighted below are provided for your information:

Statement of Cash Flows
See Attached

Requirement under SEC Rule 15c3-1
In accordance with my audit of Mayfair Planning Associates for the period ended October 31, 2007, there were no instances noted where the sole proprietor's excess personal liabilities, which have not been incurred in the course of business as broker or dealer, exceed the personal assets, not used in the business.

Reconciliation of Net Capital
There were no material differences noted in the computation of net capital per my audit and the corresponding Focus Part A. Please see attached for explanation of differences noted.

Internal Accounting System
No material inadequacies were noted in the internal accounting system or internal controls of Mayfair Planning Associates. Procedures are in place to ensure the safeguarding of assets.

SIPC Supplemental Report
Pursuant to Rule 17A-5(e)(4), this filing requirement applies to all firms whose gross revenues are greater than $500,000 including those exempt from SIPC assessments. Mayfair Planning Associates is therefore exempt from this filing.

TELEPHONE (704) 752-8894 FAX (704) 357-3087

OATH OR AFFIRMATION

I, MELVIN KOPELMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAYFAIR PLANNING ASSOCIATES, as of 10/31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Notary Public State of Florida
Valerie Woliver
My Commission DD735791
Expires 01/21/2012

[signature]
Signature

Sole Prop / BD
Title

[signature] 12-18-07
Notary Public

PROD FOL

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mayfair Planning Associates
Period ending October 31, 2007

Reconciliaition to Focus report filed for period 10/1/07-10/31/07

	Liabilities	Owner's Equity
Per FOCUS	-	28,784
Per Audit	92	28,692
Difference	(92)	92

There was a check written in October 2007 that cleared the bank in November 2007 that was not reflected in the FOCUS. The statement for the account did not arrive timely for use by the accounting firm.

KATRYNAH L. TALBERT
Certified Public Accountant
5900 Carpenter Drive
CHARLOTTE, NC 28226

Melvin H. Kopelman
Mayfair Planning Associates
6 Blue Fern Lane
Randolph, New Jersey 07869

Gentlemen;

I have audited the accompanying balance sheet of Mayfair Planning Associates, as of October 31, 2007 and the related statement of income and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mayfair Planning Associates, as of October 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Katrynah L Talbert

December 11, 2007

TELEPHONE (704) 752-8894

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: MAYFAIR PLANNING ASSOCIATES [0013]

SEC File Number: 8- 13913 [0014]

Address of Principal Place of Business: 6 BLUE FERN LANE [0020]

RANDOLPH [0021] NJ [0022] 07869 [0023]

Firm ID: 2696 [0015]

For Period Beginning 11/1/06 [0024] And Ending 10/31/07 [0025]

Name and telephone number of person to contact in regard to this report:

Name: MELVIN H. KOPELMAN, (SOLE PROP [0030] Phone: (973)989-2499 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ◉ [0040] No ○ [0041]

Check here if respondent is filing an audited report ☒ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ○ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	28,784 [0200]		28,784 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	[0810]
3.	Receivables from non-customers	[0355]	[0600]	[0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		[0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	[0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	[0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			

7. Secured demand notes market value of collateral:	[0470]	[0640]	[0890]
A. Exempted securities [0170]			
B. Other securities [0180]			
8. Memberships in exchanges:			
A. Owned, at market [0190]			
B. Owned, at cost		[0650]	
C. Contributed for use of the company, at market value		[0660]	[0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	[0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	[0920]
11. Other assets	[0535]	[0735]	[0930]
12. TOTAL ASSETS	28,784 [0540]	[0740]	28,784 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	[1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	92.00 [1205]	[1385]	92.00 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	[1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders			

[1000]

2. Includes equity subordination (15c3-1(d)) of

[1010]

D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABLITIES	92.00 [1230]	[1450]	92.00 [1760]

Ownership Equity

	Total
21. Sole proprietorship	.28,692 [1770]
22. Partnership (limited partners ______ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	[1792]
C. Additional paid-in capital	[1793]
D. Retained earnings	[1794]
E. Total	[1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	.28,692 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	28,784 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning	11/1/06 [3932]	Period Ending	10/31/07 [3933]	Number of months	12 [3931]

REVENUE

1.	Commissions:		
a.	Commissions on transactions in exchange listed equity securities executed on an exchange		[3935]
b.	Commissions on listed option transactions		[3938]
c.	All other securities commissions		[3939]
d.	Total securities commissions		[3940]
2.	Gains or losses on firm securities trading accounts		
a.	From market making in options on a national securities exchange		[3945]
b.	From all other trading		[3949]
c.	Total gain (loss)		[3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services	9,028	[3975]
8.	Other revenue	35,974	[3995]
9.	Total revenue		[4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
a.	Includes interest on accounts subject to subordination agreements [4070]	755	
14.	Regulatory fees and expenses	2,729	[4195]
15.	Other expenses	3,484	[4100]
16.	Total expenses	[illegible]	

NET INCOME			[4200] 41,518
17. Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)			[4210]
18. Provision for Federal Income taxes (for parent only)			[4220]
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			[4222]
a. After Federal Income taxes of		[4238]	
20. Extraordinary gains (losses)			[4224]
a. After Federal income taxes of		[4239]	
21. Cumulative effect of changes in accounting principles			[4225] 41,518
22. Net income (loss) after Federal income taxes and extraordinary items			[4230]
MONTHLY INCOME			
23. Income (current monthly only) before provision for Federal income taxes and extraordinary items			[4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☒ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ____ [4335A]	____ [4335A2]	____ [4335B]
8- ____ [4335C]	____ [4335C2]	____ [4335D]
8- ____ [4335E]	____ [4335E2]	____ [4335F]
8- ____ [4335G]	____ [4335G2]	____ [4335H]
8- ____ [4335I]	____ [4335I2]	____ [4335J]

D. (k) (3)--Exempted by order of the Commission ☒ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		28,692 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		28,692 [3500]
4.	Add:		
A.	Liabilities subordinated to claims of general creditors allowable in computation of net capital		[3520]
B.	Other (deductions) or allowable credits (List)		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	[3525]
5.	Total capital and allowable subordinated liabilities		[3530]
6.	Deductions and/or charges:		
A.	Total nonallowable assets from Statement of Financial Condition (Notes B and C)	[3540]	
B.	Secured demand note deficiency	[3590]	
C.	Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
D.	Other deductions and/or charges	25 [3610]	(25) [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	[3630]
8.	Net capital before haircuts on securities positions		28,667 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
A.	Contractual securities commitments	[3660]	
B.	Subordinated securities borrowings	[3670]	
C.	Trading and investment securities:		

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		[3736]	[3740]
10. Net Capital			28,667 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	-0- [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	23,667 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	23,667 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		-0- [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	[3820]	[3830]

19. Total aggregate indebtedness [3840]

20. Percentage of aggregate indebtedness to net capital (line 19 / line 10) % -0- [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) % -0- [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	N/A [4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	n/a [4699] Omit Pennies		

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		14,150 [4240]
A.	Net income (loss)		41,518 [4250]
B.	Additions (Includes non-conforming capital of	[4262])	[4260]
C.	Deductions (Includes non-conforming capital of	26,976 [4272])	[4270]
2.	Balance, end of period (From item 1800)		28,692 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)	[4330]

Mayfair Planning Associates
Statement of Cash Flows
For the Year Ended October 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES	
NET INCOME	41,518
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Changes in Operating Assets & Liabilities	
Draws Received	(26,979)
Other Expenses	94
Increase(Decrease) in Cash and Cash Equivalents	14,633
Cash and Cash Equivalents, Beginning	14,151
Cash and Cash Equivalents, Ending	28,784

END